EXHIBIT 29

                         HIGH RIVER LIMITED PARTNERSHIP

To the Limited Partners of
McNeil Real Estate Fund X, Ltd.

Dear Limited Partner:

     As you know, High River Limited Partnership is offering to purchase any and all of your Units in McNeil Real Estate Fund X, Ltd., for cash, at a price of $85.50 per Unit (less the amount of any distributions declared or made by the Partnership between August 15, 1996 and the date the purchase price is paid). If you accept High River's offer, you will not have to pay brokerage commissions and we will pay the transfer fees charged by the General Partner. THE HIGH RIVER OFFER HAS BEEN EXTENDED AND IS CURRENTLY SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 22, 1996. Any further extensions will be followed by a press release or public announcement no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date.

     High River's offering price was established pursuant to an agreement with lawyers representing Limited Partners in litigation against the General Partner. After this offer ends, there can be no assurance that High River will seek to purchase any additional Units, through a tender offer or otherwise, or, if it does so, that the price will be as favorable to you.

     The General Partner has urged you to reject High River's offer. It has spent the Partnership's money (that is to say, your money) on litigation to stop the offer and to prevent High River from communicating directly with you -- that is, the General Partner is spending your money to prevent you from having the opportunity to make a free choice. Ask yourself whether the General Partner is acting in your interest or in its own selfish interests in fighting so hard to prevent High River from acquiring Units. We believe that the General Partner views High River as a threat to its control of the Partnership and the substantial profits it has derived.

     THE FACTS SPEAK FOR THEMSELVES! COMPARE YOUR RESULTS AND THE GENERAL PARTNER'S RESULTS SINCE INCEPTION OF THE PARTNERSHIP IN 1980.

                                 Amount of
                            Original Investment         Total Distributions (1)
                            -------------------         -----------------------
LIMITED PARTNERS:               $67,500,000                   $11,300,000

                                 Amount of                      Fees and
                            Original Investment            Reimbursements(1)
                            -------------------            -----------------
GENERAL PARTNER:                   $1,000                     $33,800,000

------------

(1) Fees and Reimbursements to the General Partner consist of property management fees, asset management fees, contingent management incentive distribution fees, construction fees, interest on affiliate loans, acquisition fees, general and administrative reimbursements, brokerage commissions and refinancing fees/reimbursements accrued or paid to the General Partner and its affiliates from the inception of the Partnership through June 30, 1996, as reported in the Partnership's public filings. Some of this amount was paid to affiliates of Southmark Corporation which served as General Partner and property manager between 1986 and 1991.

     If you look at this Partnership together with the ten other McNeil partnerships for which High River is tendering, we find that the General Partner has paid a total of only $5,300 for its eleven general partner interests, but unbelievably, has charged or received a total of approximately $225,300,000. Limited Partners in these eleven partnerships were not quite so fortunate. For the $600,800,000 they put up, they have received distributions of only $163,700,000. It is also important to realize that Limited Partners have sustained a dramatic loss on the $600,800,000 they originally invested. When it comes to Partnership X (your Partnership), incredibly, the $1,000 paid for the general partner interest has already yielded $33,800,000 for the General Partner and its affiliates, while the $67,500,000 which you and your fellow Limited Partners put up has produced a mere $11,300,000 in distributions and has greatly eroded in value. Furthermore, you and your fellow Limited Partners have received no distributions since 1985.

     When we made our tender offer last year, the General Partner asked you to believe that a tender offer would be made to counter ours. No other tender offer ever materialized. Now the General Partner asks you to believe that a liquidation of the Partnership is close at hand. Do you really believe that the General Partner will voluntarily end its ability to collect millions from the Partnership? If so, then you may wish to hold on to your Units. If you don't believe the General Partner, then consider that the High River offer affords you an excellent opportunity to sell your Units. This opportunity came about as a result of a promise we made to the plaintiffs' lawyers who are suing the General Partner. When this tender offer ends, High River has no further obligation to the plaintiffs' lawyers or otherwise to make any further offers.

     Consider the following factors:

          NEED FOR CASH: The offer provides cash to Limited Partners who wish to turn an illiquid investment into cash, without transaction costs. There is no assurance when you will receive additional cash from the Partnership, whether in the form of periodic distributions or upon liquidation.

          ILLIQUID UNITS: Although there is limited resale activity, there is no established public market for the Units, nor is one expected to develop.

          NO FURTHER IRS FILING REQUIREMENTS: The offer may be attractive to Limited Partners who wish to avoid future delays, costs and complications in filing personal income tax returns. If you sell your Units to High River, 1996 will be the final year for which you will receive a K-1 tax form for the Partnership.

          POOR HISTORICAL PERFORMANCE: Cash distributions have been very poor and the Partnership has performed significantly below the General Partner's original expectations.

          POTENTIAL TAX BENEFITS FROM THE SALE OF YOUR UNITS: Many Limited Partners will realize a tax loss upon the sale of Units to High River. This would occur if the tax basis for a Limited Partner's Units exceeds the amount realized upon sale. This loss may be utilized to offset capital gains and any excess loss can also generally be used to offset up to $3,000 of earned income in any tax year. In addition, if a Limited Partner has carryovers of any suspended "passive losses" allocated in prior years, such suspended losses could be used on the sale of all Units held by such Limited Partner. You should consult your tax advisors as to how this might benefit you.

     The General Partner has gone to great lengths to squash High River's offer and prevent you from making an informed decision regarding your investment, while depleting Partnership resources to protect its own economic interests. Among other things, the General Partner caused the Partnership to sue High River and to refuse to give us a list of Limited Partners in order to prevent us from contacting you directly. But on October 17, 1996, High River prevailed. A federal judge in Los Angeles denied the request to enjoin our offer and granted High River's request for an order directing the Partnership to turn over a current list of Limited Partners to High River immediately. We urge you to consider carefully this information and High River's Offer to Purchase, dated September 20, 1996, as amended.

                  FOR MORE INFORMATION OR ADDITIONAL COPIES OF
                     THE ASSIGNMENT OF PARTNERSHIP INTEREST,
                       PLEASE CALL THE INFORMATION AGENT:

                           BEACON HILL PARTNERS, INC.
                             (212)843-8500 (Collect)
                                       Or
                            (800)253-3814 (Toll Free)

                                October 30, 1996